[redacted]

SEC 06002410 ISSION

RP 3/8 *

AB 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Order Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

194 Nassau Street
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J Frazzitta 609-430-0492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

120 Albany Street, Suite 201	New Brunswick	New Jersey	08901
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID M. SCHECKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Order Execution Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

TRACY G. LeBLON
Notary Public of New Jersey
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ithumSmith+Brown
Professional Corporation
ertified Public Accountants and Consultants

?0 Albany Street
uite 201
ew Brunswick, New Jersey 08901 USA
32 828 1614 . fax 732 828 5156
ww.withum.com

lditional Offices in New Jersey
ıd Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the statement of financial condition of Order Execution Services, LLC (a Subsidiary of Order Execution Services Holdings, Inc.), as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Order Execution Services, LLC, as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith + Brown P.C.

February 10, 2006

Order Execution Services, LLC
(a Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Conditions
December 31, 2005

Assets

Cash and cash equivalents	$	241,246
Deposits at clearing organizations and others (Cash of $617,855 and Securities of $36,000)		653,855
Receivables from broker-dealers and clearing organizations		4,732
Receivables from customers, net of allowance for doubtful accounts of $2,313		428,346
Due from parent and affiliate		856,513
Equipment, furniture, fixtures and improvements at cost, net of accumulated depreciation and amortization of $470,155		257,511
Other assets		80,317
	$	2,522,520

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	150,964
Accrued expenses and other current liabilities		690,525
Total liabilities		841,489
Commitments		
Subordinated borrowings		555,333
Members' equity		1,125,698
	$	2,522,520

The accompanying notes are an integral part of this financial statement.

1. Organization

Order Execution Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Pacific Exchange, Inc. (PCX). The Company was formed under the Limited Liability Company laws of the State of New Jersey in 2001. In July 2005, the existing members of OES contributed their membership interests into Order Execution Services Holdings, Inc. (the "parent") a Delaware corporation formed expressly for the purpose of holding an investment in OES. The Company is primarily engaged in providing listed order executions to regional broker-dealers for which it receives commissions. The Company is a member of the Chicago Stock Exchange, the Boston Stock Exchange, the Philadelphia Stock Exchange, the Pacific Exchange and the Archipelago Exchange.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair values as determined by management.

Equipment, Furniture, Fixtures and Improvements

Equipment, furniture, fixtures and improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Amortization is provided on the straight-line method over the lesser of the useful life or the lease term. Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred. Expenditures for betterments and major renewals are capitalized and, therefore are included in equipment, furniture, fixtures and improvements.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and considers the Company's risk negligible.

Straight-Line Rent

The Company recognizes rental expense on a straight-line basis over the term of the building lease.

Receivables and Credit Policy

Receivables are obligations due from customers under terms requesting payments up to sixty days from the service date, depending on the customer. The Company does not accrue interest on unpaid receivables. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.

Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices.

3. Equipment, Furniture, Fixtures and Improvements

The equipment, furniture, fixtures and improvements are summarized as follows at December 31, 2005:

Computer equipment	$ 695,834
Furniture and fixtures	7,979
Leasehold improvements	23,853
Total equipment, furniture, fixtures and improvements	727,666
Less: Accumulated depreciation and amortization	470,155
Equipment, furniture, fixtures and improvements, net	$ 257,511

Depreciation and amortization expense amounted to $216,260 for the year ended December 31, 2005.

4. Subordinated Borrowing and Related Party Transactions

The Company has subordinated notes outstanding at December 31, 2005 in the amounts of $248,333, $100,000 and $207,000, which mature on March 31, 2007, June 30, 2007 and December 31, 2007, respectively. These notes are non-interest bearing and are due to an immediate family member of one of the former members of the Company. During the year, the Company received approval from its regulatory exchange and repaid $80,000 of the related subordinated debt.

5. Commitments

The Company is liable under long-term operating leases for membership seats on various exchanges, office space, office equipment and software licensing agreements from unrelated parties.

Aggregate minimum annual lease commitments of the Company under non-cancelable operating leases as of December 31, 2005are as follows:

Year	Amount
2006	$ 227,524
2007	227,524
2008	227,524
2009	203,524
2010 and thereafter	203,524
Total Minimum Lease Payments	$ 1,089,620

The rent and licensing expense for the Company relating to these commitments was $310,805 for the year ended December 31, 2005.

6. Income Taxes – Allocated from Parent

The benefit from income taxes presented in the statement of operations represents the Company's share of the parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement. Included in due from parent and affiliate is $56,929 of tax related balances due from the parent.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had net capital of $345,961, which was $289,862 in excess of its required net capital of $56,099.

8. Retirement Plan

The Company has a thrift and savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Service Code. The Company's matching contributions to this plan are discretionary. In addition, the plan allows for discretionary profit sharing contributions to be made for all eligible employees meeting service and age requirements. The Company did not make a matching or profit sharing contribution to the plan for the year ended December 31, 2005.

9. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Concentrations

Approximately 53 percent of the Company's net revenues were provided by commissions on trades cleared through one clearing broker.

11. Related Party Transactions

The Company has an expense sharing arrangement with its parent and an affiliated Company, also wholly-owned by the parent (affiliate). Under the provisions of the expense sharing arrangement, the Company is paying certain general and administrative expenses on behalf of the parent and the affiliate. During 2005, the Company incurred approximately $900,000 of expenses on behalf of the parent and affiliate. Such amounts are being carried as receivables on the books of the Company until such time as they are repaid.

The Company also leases communications lines from the affiliate. The lease is month to month and provides for payments of $5,000 under the current arrangement. The Company paid approximately $60,000 to the affiliate, which is included in communications expense in the statement of operations